Investment in a Subsidiary’s Spin-Off

On June 23, 2005, the board of directors of KT Corporation has resolved to invest KRW15 billion in KT Rental Corporation (official name to be decided) which will be spun-off from KT Networks Corporation, a subsidiary of KT Corporation. The payment is scheduled to be made on August 31, 2005.

KT Networks Corporation has decided to spin-off its IT equipment, medical equipment and vehicle rental unit to focus on providing network/system integration services and special category telecommunication services. The spin-off will be completed on August 8, 2005.

The details of the spin-off, including the name of the company, the number of shares to be issued and the number of authorized common shares will be finalized at the board of directors meeting and the annual shareholders’ meeting of KT Networks Corporation in July 2005.